ICI MUTUAL
                                INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 4

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
INSURED                                                                                          BOND NUMBER

THE NEW IRELAND FUND, INC.                                                                       89268106B
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EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

OCTOBER 31, 2006                    MAY 1, 2006 TO MAY 1, 2007                  /S/ ELLIOT GOLDEN
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In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that the Limit of Liability for the following Insuring  Agreements is hereby amended, effective October 31, 2006, to be:

                                                                                        LIMIT OF LIABILITY

Insuring Agreement A-           FIDELITY                                                $600,000
Insuring Agreement C-           ON PREMISES                                             $600,000
Insuring Agreement D-           IN TRANSIT                                              $600,000
Insuring Agreement E-           FORGERY OR ALTERATION                                   $600,000
Insuring Agreement F-           SECURITIES                                              $600,000
Insuring Agreement G-           COUNTERFEIT CURRENCY                                    $600,000
Insuring Agreement I-           PHONE/ELECTRONIC TRANSACTIONS                           Not Covered
Insuring Agreement J-           COMPUTER SECURITY                                       $600,000
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Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.